UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________

FORM 12b-25

_________________________

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [X] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For the Period Ended: December 31, 2014

                [ ] Transition Report on Form 10-K

                [ ] Transition Report on Form 20-F

                [ ] Transition Report on Form 11-K

                [ ] Transition Report on Form 10-Q

                [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

OFG Bancorp

Full Name of Registrant

Former Name if Applicable

Oriental Center, 15th Floor 254 Muñoz Rivera Avenue

Address of Principal Executive Office (Street and Number)

San Juan, Puerto Rico 00918

City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 (c)          The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The audited financial statements of The Oriental Bank CODA Profit Sharing Plan (the “Plan”) for the year ended December 31, 2014 have not yet been completed.  Certain items of information and documents regarding the schedule of Plan assets and their valuation necessary to complete the audit were recently provided by Oriental Bank, the Plan sponsor, to the independent registered public accounting firm auditing the Plan.  It is expected that the Plan’s audited financial statements will be completed within fifteen days following the prescribed due date.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

     Mr. Ganesh Kumar                                                 (787)                                             771-6800

                (Name)                                        (Area Code)                                    (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes [ ] No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

OFG BANCORP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2015                                                            By: /s/    Ganesh Kumar________________

                Ganesh Kumar

Executive Vice President &

Chief Financial Officer